EXHIBIT 99.39

                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182


FOR IMMEDIATE RELEASE                                                   TSX: GGG
April 28, 2004

               GLENCAIRN PROVIDES UPDATE ON EXPLORATION ACTIVITY,
         REPORTS MINERAL RESERVES AND MINERAL RESOURCES AT YEAR-END 2003

Glencairn Gold Corporation is pleased to provide an update of exploration activity under way on its properties in Nicaragua and Timmins, Ont., and to report a mineral reserve and mineral resource estimate as at year-end, 2003.

                              EXPLORATION ACTIVITY

The Company is currently progressing on four separate drill programs: one on previously established mineral resources outlined on its Limon mining concession in Nicaragua in order to re-classify a portion of those resources as mineral reserves; one on a highly prospective, untouched drill target on the Limon concession known as Santa Rosa; one on mineral concessions collectively known as La India, approximately 70 km by road from Limon; and one on the Vogel property in Timmins. There are five diamond drills operating at Limon (including two on Santa Rosa), one starting at La India and two operating at Vogel.

Highlights from recent drilling at Limon include Hole 3128 at the Santa Pancha Pozo 4 zone, which intersected 4.2 metres true width grading 13.2 grams per tonne (g/t), including 2.3 metres grading 19.7 g/t, and Hole 3119 on the Apofisis 1 zone at Talavera, which intersected 7.4 metres true width grading 8.6 g/t. In general, the drilling results reported for Limon reflect the tenor expected based on the existing historical mine and drill hole information for the areas drilled.

Limon Mine - Mineral Resource Drilling
--------------------------------------

At Limon the Company is focussing on the previously mined Santa Pancha vein system, 5.5 km east of the Limon mill, which produced approximately 1.2 million ounces from ore grading 12-14 g/t between 1941 and 1988, and the Talavera vein system, 4.5 km west of the Limon mill, which is currently in production.

At Santa Pancha, the following results are the first from drilling on the Pozo 1 and Pozo 8 zones, both of which contain an inferred mineral resource.

Section #               Hole #        From - To         Core Length     True Width      Gold Grade
                                       (metres)           (metres)       (metres)          (g/t)
Pozo 1
------
14115N                   3121        165.85 - 185.34       19.49           15.6               0.4
14115N                   3123         95.85 - 105.84        9.99            9.3              2.9
Includes                             102.76 - 104.53        1.77            1.6             11.7
And                                  141.23 - 146.80        5.57            5.2              0.4
14115N                   3125        217.00 - 238.20       21.20           11.6               1.1
Includes                             226.20 - 228.07        1.87            1.0              4.1
14060N                   3126        181.45 - 182.34        0.89            0.7             17.0
And                                  205.75 - 209.75        4.00            3.3              9.4
Includes                             206.53 - 208.10        1.57            1.3             18.6
14060N                   3129        249.00 - 255.20        6.20            4.0              0.4


Pozo 8
------
13300N                   3111        231.59 - 235.87        4.28            3.9               3.4
                       Includes      232.29 - 233.20        0.91            0.8              11.4
                         And         247.80 - 252.68        4.88            4.4               4.7
                       Includes      247.80 - 249.80        2.00            1.8              10.9
13410N                   3120        232.41 - 235.15        2.74            2.3              28.9


Also at Santa Pancha, the following results are from the Pozo 4 zone and are in addition to drill results previously reported in news releases dated Feb. 17, 2003, and March 23, 2003.

Section #               Hole #        From - To         Core Length     True Width      Gold Grade
                                       (metres)           (metres)       (metres)          (g/t)
Pozo 4
------
14585N                   3108        219.47 - 222.47        3.00            2.5               3.0
14585N                   3112        250.55 - 255 20        4.65            3.5               3.5
                       Includes      252.65 - 254.12        1.47            1.1               8.0
14715N                   3115        182.40 - 191.00        8.60            8.3               0.9
                       Includes      183.00 - 183.67        0.67            0.6               4.4
14715N                   3118        232.75 - 236.28        3.53            2.8               0.4
14110N                   3128         71.20 - 76.35         5.15            4.2              13.2
                       Includes       73.55 - 76.35         2.80            2.3              19.7


At Talavera, which is where most of the Limon Mine's current production is sourced, the following results are from in-fill drilling up-dip of active mining on the Ligia NE zone, and on the Apofisis 1 and Apofisis 2 zones. Ligia NE and the Apofisis zones, respectively, contain indicated and inferred mineral resources.

Zone                    Hole #        From - To         Core Length     True Width      Gold Grade
                                       (metres)           (metres)       (metres)          (g/t)
Pozo 4
------
Ligia NE
--------
                         3124         85.37 - 91.47         6.10            5.3               4.3
                       Includes       88.93 - 90.11         1.18            1.0              12.5
                         3130         67.07 - 68.75         1.68            1.4              22.7
Apofisis 1
----------
                         3119        178.00 - 185.75        7.75            7.4               8.6
                         3127                did not intersect the vein
Apofisis 2
----------
                         3119        208.00 - 209.18        1.18            1.1               1.8
3127                                         did not intersect the vein


Limon - Santa Rosa
------------------

At Santa Rosa, progress on an initial 12-hole program has been hampered by a combination of contractor and ground-condition problems. Although four holes have been collared and started, all four attempts were prematurely abandoned due to a combination of drilling errors, broken drill rods in several holes and caving ground in highly altered rock. Another hole has been started. A second drilling contracter, retained to speed up the program, arrived on site April 21st and started drilling April 23rd along a different segment of the target. The Company has also arranged for the services of an outside drilling specialist to provide assistance with drilling techniques to overcome the ground condition challenges.

La India
--------

At La India, the drilling contractor recently arrived on site with drilling to start before the end of April. The first target to be drilled is on the Soledad de la Cruz area, which is an open-pit, heap-leach target where artesanal miner activity has been conducted in the past but which has never been drilled. The Company also plans to drill extensions of the past producing La India Vein, which was a high-grade, underground mining operation that together with the America-Constancia Vein produced about 576,000 ounces of gold from 1938 to 1955 under previous ownership.

Vogel
-----

The 160-acre Vogel property, located in Timmins, Ont., lies on strike with and on the same gold-bearing structural trend as the producing Hoyle Pond and 1060 Zone, both underground operations mined by other companies. Gold mineralization occurs as structurally controlled quartz vein and stringer zones within altered mafic volcanic rocks. Six sub-parallel east-west striking and steeply dipping zones are recognized within the Vogel property.

The two objectives of the current drill program are to confirm gold grade continuity of a previously reported indicated mineral resource by in-fill drilling down to 300 metres depth, and to begin evaluating the inferred resources below 300 metres depth.

Twenty drill holes have been completed to date and two more are in progress. All holes were designed to test for the presence of the four principal zones, specifically, from south to north, V2, V1S, VIN and V4. Assaying is complete for 13 holes as reported below and pending for the remainder. The results reported are only for mineralized intervals with greater than 3.0 g/t; numerous additional low grade intervals were intercepted. All gold grades reported are uncut; visible and coarse gold have been observed in a number of holes. Calculation of true widths is pending re-interpretation of the geological model.

The reported mineral resource for the Vogel property will be updated upon the completion of this drill program. The 2004 drill results from Vogel will likely result in a downward revision of the mineral resources where drilling has been reported to date, primarily because the results indicate less continuous gold mineralization than suggested by previous drilling campaigns.


Hole #            Zone From - To               Core Length           Gold Grade
                      (metres)                   (metres)              (g/t)

01                V1S    295.20 - 295.70           0.5                  3.4
02                V2     280.90 - 284.00           3.1                 10.7
                  V2     287.00 - 287.50           0.5                 19.2
03                V2     182.30 - 183.30           1.0                  3.5
                  V4     289.50 - 290.00           0.5                 17.7
04                V1S    144.20 - 145.20           1.0                  6.7
                  V1S    148.40 - 149.40           1.0                  3.5
05                V1S    118.40 - 119.00           0.6                  3.7
                  V4     136.10 - 136.60           0.5                  4.2
06                all samples assayed are less than 3.0 g/t
07                V1S    259.70 - 260.20           0.5                  9.4

                  V4     368.40 - 368.90           0.5                116.7
08                VIS    186.00 - 186.50           0.5                  4.6
09                V2     183.00 - 184.00           1.0                  3.6
10               all samples assayed are less than 3.0 g/t
11                VIN    184.75 - 185.25           0.5                 12.1
12  assays pending
13                V4     114.85 - 115.35           0.5                  3.8
                  V4     119.75 - 120.25           0.5                 14.7
                  V4     127.50 - 128.10           0.6                 17.7
14                V1S    153.50 - 156.50           3.0                 14.9
               Includes  155.00-  156.50           1.5                 26.7
                  VIN    171.00 - 171.50           0.5                 11.0
                  V1N    177.00 - 177.50           0.5                  4.2


SAMPLING, ASSAYING AND QUALITY CONTROL

At Vogel, samples are taken as half of the sawn core. All samples are transported to Swastika Laboratories, a commercial laboratory in Swastika, Ont., for preparation and assaying using normal industry procedures and internal quality controls. All samples are fire assayed using a one-assay ton aliquot (a
29.2 gram sub-sample) with a gravimetric finish for gold concentrations exceeding 1,500 parts per billion (ppb), and atomic absorption spectrometer finish for concentrations below 1,500 ppb gold.

Quality control on the laboratory's performance is being monitored directly by the Company using control samples including blanks, duplicates and several different gold standards. Whenever visible gold is encountered in the core, additional sampling is requested to check for the effects of coarse gold on the original assay results; this work is ongoing and preliminary results have shown significant gold grade variability but no bias due to the presence of coarse gold. Swastika is also providing the company with the results of its internal quality control work.

At Limon, the Company's on-site Limon Mine laboratory is used for sample preparation and assaying. Gold at Limon is very fine-grained, hence there are none of the sampling concerns associated with coarse or visible gold. The sampling, assaying and quality control procedures are as described in Glencairn's news release dated Feb. 17, 2004.

QUALIFIED PERSONS

Mr. Michael Gareau, P. Geo. and Vice President of Exploration for Glencairn, is the Qualified Person as defined by National Instrument 43-101 for disclosure of the Limon drill results. The Limon drilling program is being conducted under Mr. Gareau's supervision and Mr. Gareau has read and approved this news release.

Mr. Martin Eastwood, P. Geo., is a contractor directly supervising the Vogel drilling program and is the Qualified Person as defined by National Instrument 43-101 for disclosure of the Vogel drill results. Mr. Eastwood has read and approved this news release with respect to the Vogel disclosures.

                   RESERVES AND RESOURCES AS AT DEC. 31, 2003

Mineral reserves and mineral resources as at December 31, 2003, on the Company's principal properties in Nicaragua, Costa Rica and Timmins, Ont., are not materially different from those reported in the Company's initial Annual Information Form dated Dec. 19, 2003. Mineral reserves and mineral resources at Bellavista in Costa Rica, a project currently under construction, and Vogel in Timmins, Ont., are unchanged from previous estimates. Mineral reserves at Limon declined by 22,259 contained mnces due to 2003 production activity partially offset by re-classifying a portion of previously reported mineral resources as mineral reserves. At current mining rates, reserves are sufficient for more than two years of operations at Limon.

In total, as at December 31, 2003, the Company's proven and probable mineral reserves stand at 702,713 contained ounces gold; the mineral resources, which are in addition to the mineral reserves, at 886,912 contained ounces of measured and indicated mineral resources and 914,031 contained ounces of inferred mineral resources. A complete table of the current mineral reserve and mineral resource inventory, with related notes, is appended to this news release.

To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.

Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Colette Saulnier: csaulnier@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717


FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

                                    APPENDIX

        Glencairn Gold Corporation Mineral Reserves and Mineral Resources
                              as at Dec. 31, 2003

Mineral Reserves
----------------------------------------------------------------------------------------------------------
                               Gold          Cut-off           Tonnes          Grade (g/t)       Contained
                               price        grade (g/t)                                            Ounces
Limon - proven                 $350            3.65            185,287           6.32              37,638
Limon - probable               $350            3.65            569,264           6.01             110,003
        Limon Total                                            754,551           6.09             147,641

Bellavista - proven            $325            0.5           9,846,962           1.48             467,347
Bellavista - probable          $325            0.5           1,392,699           1.96              87,725
        Bellavista Total                                    11,239,661           1.54             555,072
Total                                                                                             702,713

Measured and Indicated Mineral Resources
----------------------------------------------------------------------------------------------------------
Limon - Measured                               4.5               5,221           4.83                 811
Limon - Indicated                              4.5             161,104           7.04              36,477
        Limon Total                            4.5             166,325           6.97              37,288
La India - Indicated                           4.5             775,400           8.2              205,300
Bellavista - Measured and                      0.5           9,932,849           1.2              383,224
  Indicated
Vogel                                          6.0             642,000          12.7              261,100
Total                                                                                             886,912

Inferred Mineral Resources
----------------------------------------------------------------------------------------------------------
Limon                                          4.5             847,989           7.27             198,231
La India                                       4.5           1,123,500           9.3              336,000
Vogel                                          6.0             933,800          12.7              379,800
Total                                                                                             914,031


Note 1 - The mineral reserve and mineral resource estimates for the Limon Mine set out in the above table were supervised by Michael Gareau, P.Geo., an employee of the Company and qualified person, in compliance with National Instrument 43-101.

Note 2 - The mineral resources for the Bellavista Mine set out in the above table were prepared by Snowden Mining Industry Consultants Inc. The mineral reserves for the Bellavista Mine were prepared by Wheaton River Minerals Ltd. Pincock, Allen & Holt Ltd. audited the mineral reserves and mineral resources. Bellavista mineral reserves are based on a strip ratio of 1.32:1 (tonnes waste per tonne of ore).

Note 3 - The mineral resources for the La India concession set out in the above table were in part estimated by TVX Gold Inc. in 1997 for selected veins; mineral resources for the remaining veins are derived from a joint 1990 Russian-Nicaraguan study. Only the mineral resources from the Russian-Nicaraguan study that correspond to the equivalent CIM Standards, as defined in Note 5 below, of indicated mineral resources and inferred mineral resources are included in the mineral resources reported above; there were no corresponding measured mineral resources. The La India mineral resources should be considered historical estimates, as appropriate.

Note 4 - The mineral resources for the Vogel Property set out above were estimated in 1999 by A.C.A. Howe International Ltd. using a gold price of $300 and an exchange rate of C$1.50=$L The mineral resources are classified as indicated mineral resources and inferred mineral resources and are based on CIM Standards.

Note 5 - The mineral reserves and resources reported herein are based on the CIM Council Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000 ("CIM Standards"). Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral Resources for Limon and Bellavista are in addition to Mineral Reserves.